UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) FOR THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER
SECTION 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                             Commission File Number: 33-68038-01
                                                                     -----------

                          TRUMP MARINA ASSOCIATES, L.P.
                          -----------------------------
             (Exact name of registrant as specified in its charter)

                          Huron Ave. & Brigantine Blvd.
                         Atlantic City, New Jersey 08401
                                 (609) 449-6515
                                 --------------
   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                         11-3/4% Mortgage Notes due 2003
             Increasing Rate Subordinated Pay-In-Kind Notes due 2005
                      10-1/4% Senior Secured Notes due 2003
                      -------------------------------------
            (Title of each class of securities covered by this Form)

                                      None
                                      ----
  (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

             Rule 12g-4(a)(1)(i)     / /        Rule 12h-3(b)(1)(i)     /X/
             Rule 12g-4(a)(1)(ii)    / /        Rule 12h-3(a)(1)(ii)    / /
             Rule 12g-4(a)(2)(i)     / /        Rule 12h-3(a)(2)(i)     / /
             Rule 12g-4(a)(2)(ii)    / /        Rule 12h-3(a)(2)(ii)    / /
                                                Rule 15d-6              / /

Approximate number of holders of record as of the certification or notice record date: -0- .
     -----

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

                                             TRUMP MARINA ASSOCIATES, L.P.
Date:  April 24, 2003                        By: Trump Marina, Inc.,
                                                 Its General Partner

                                             By: /s/ John P. Burke
                                                --------------------------------
                                             Name:  John P. Burke
                                             Title: Vice President and Treasurer